UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 3, 2015

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Second-Quarter Results and Declares Quarterly Dividend,” dated November 3, 2015.

Exhibit

1.	Press Release dated November 3, 2015

Textainer Group Holdings Limited

Reports Third-Quarter Results and Declares

Quarterly Dividend

Board of Directors Authorizes Share Repurchase Program of Up to $100 million

HAMILTON, Bermuda – (BUSINESS WIRE) – November 3, 2015 – Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), the world’s largest lessor of intermodal containers based on fleet size, reported third-quarter 2015 results.

Financial and Business Highlights

•	Lease rental income of $128.3 million was flat year over year, excluding the $2.6 million of proceeds received from a settlement with a bankrupt lessee in the prior year quarter;

•	Adjusted net income(1) of $17.7 million for the quarter, or $0.31 per diluted common share;

•	Net income attributable to Textainer Group Holdings Limited common shareholders of $9.9 million for the quarter, or $0.17 per diluted common share;

•	Adjusted EBITDA(1) of $104.1 million for the quarter, a decrease of 13 percent from the prior year quarter;

•	Utilization remained at high levels, averaging 96.4 percent for the quarter and is currently at 95.4 percent;

•	Recorded a $2.7 million container impairment, net of estimated insurance proceeds and a $1.6 million bad debt provision for the quarter due to a customer insolvency;

•	Decreased the estimated future residual value of 40 foot high cube containers, resulting in $5.8 million of additional depreciation expense and container impairment;

•	Continued expansion with more than $600 million of capex for lease-out in 2015;

•	The Board of Directors authorized a share repurchase program of up to $100 million; and

•	A quarterly dividend of $0.24 per share was declared.

“Our performance this quarter was adversely impacted by the default of one of our customers and our decision to reduce the residual value of our 40 foot high cube containers from $1,650 to $1,450,” commented Philip K. Brewer, President and Chief Executive Officer of Textainer. “We had been working with the defaulted lessee to reduce our exposure. Unfortunately, the lessee was not able to overcome the challenging conditions in its domestic market. Our lessee default insurance will cover much of the loss after the deductible, so we do not expect this default to have a material impact on our financial results in future periods”.

“We continuously review container resale values compared to our residual values. Due to a decline in the resale value of 40 foot high cube containers, we decided to reduce their residual value for depreciation purposes. We do not see the need to reduce the residual value of other container types at this time. However, we will make adjustments should our expectations regarding future sales prices change.”

“Lease rental income, excluding $2.6 million of proceeds received from a settlement with a bankrupt lessee in the prior year quarter, was basically flat year over year. The decline in our rental rates and lower year-over-year utilization were almost completely offset by the increase in our owned fleet size” continued Mr. Brewer. “The demand for containers this year has been much weaker than we expected. There was no traditional demand peak during the third quarter. The level of new dry container inventory at factories is currently around 930,000 TEU, which although down from last quarter is still high for this time of year. Container manufacturers are operating at very low levels if not effectively closed. Additionally, new and used container prices have continued to decline resulting in lower rental rates and gains on container sales.”

“Our average interest rate for the quarter has continued to decline as a result of recent refinancings. Our utilization has remained high declining only 2.6% since the beginning of the year. Our Resale Division sold more than 115,000 containers through the end of the third quarter. We have invested more than $600 million for lease-out in 2015, purchasing more than 230,000 TEU of new and used containers but additional investment through year-end is likely to be limited. We continue to successfully grow our reefer business having purchased more reefers during 2015 than in any year in our history” concluded Mr. Brewer.

Key Financial Information (in thousands except for per share and TEU amounts):

	Q3 QTD			Q3 YTD
	2015	2014	% Change	2015	2014	% Change
Total revenues	$135,585	$144,525	-6.2%	$412,901	$419,485	-1.6%
Income from operations	$43,578	$73,625	-40.8%	$172,500	$203,438	-15.2%
Net income attributable to Textainer Group Holdings Limited common shareholders	$9,891	$54,297	-81.8%	$85,457	$146,959	-41.8%
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.17	$0.95	-82.1%	$1.50	$2.57	-41.6%
Adjusted net income(1)	$17,679	$50,172	-64.8%	$95,952	$149,543	-35.8%
Adjusted net income per diluted common share(1)	$0.31	$0.88	-64.8%	$1.68	$2.62	-35.9%
Adjusted EBITDA(1)	$104,121	$119,952	-13.2%	$325,967	$329,082	-0.9%
Average fleet utilization	96.4%	97.0%	-0.6%	97.2%	95.6%	1.7%
Total fleet size at end of period (TEU)	3,219,550	3,173,017	1.5%
Owned percentage of total fleet at end of period	80.0%	78.0%	2.6%

“Adjusted net income” and “adjusted EBITDA” are Non-GAAP Measures that are reconciled to

GAAP measures in footnote 1. “Adjusted net income” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before charges to interest expense for the write-off of unamortized debt issuance costs related to refinancing of debt, unrealized (gains) losses on interest rate swaps, collars and caps, net and the related impact of reconciling items on income tax expense and net income attributable to the non-controlling interests (“NCI”). “Adjusted EBITDA” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, realized and unrealized (gains) losses on interest rate swaps, collars and caps, net, income tax expense (benefit), net income attributable to the NCI, depreciation expense and container impairment, amortization expense and the related impact of reconciling items on net income attributable to the NCI. Footnote 1 provides certain qualifications and limitations on the use of Non-GAAP Measures.

Third-Quarter Results

Textainer has experienced a decrease in resale prices for 40 foot high cube containers primarily due to slowing economies in Europe and Asia, the strength of the US dollar versus many other currencies, lower new container prices and an increase in the quantity of containers being put to sale. Based on this extended period of lower realized resale prices and our expectation that future prices will be lower than originally expected, we decreased the residual value of our 40 foot high cube containers from $1,650 per container to $1,450 per container. This decrease, which was effective July 1, 2015, resulted in $5.8 million of additional depreciation expense and container impairment during the quarter.

We continue to monitor the sales prices of other container types, especially 20 foot and 40 foot standard containers. While we do not believe adjustments to their residual values are necessary at this time, we will make adjustments should our expectations regarding future sales prices warrant a change.

In August 2015, one of our customers became insolvent and we are working to recover the containers on lease to this customer. Textainer’s lessee default insurance covers the value of unrecoverable containers, as well as the costs to recover containers and a period of lost future rental income. As a result, a $2.7 million impairment, net of estimated insurance proceeds, was recognized and included in depreciation expense and container impairment for unrecoverable containers and a $1.6 million bad debt provision was recognized to fully reserve for the customer’s accounts receivable in the third quarter of 2015. Our third-quarter 2014 results included a $7.9 million settlement received from a lessee in bankruptcy proceedings, $2.6 million of which was recorded in lease rental income. Excluding the third quarter 2015 container impairment, net of estimated insurance proceeds and the bad debt provision for our customer that became insolvent and the third quarter 2014 settlement received from a lessee in bankruptcy proceedings, our adjusted net income(1) would have been $21.8 million in the third quarter of 2015 compared to $42.5 million in the third quarter of 2014.

Textainer’s 2014 nine month results also included a one-time $22.7 million discrete income tax benefit following the completion of an IRS examination. Excluding the container impairment, net of estimated insurance proceeds and the bad debt provision for our customer that became insolvent from the current nine month results and the discrete income tax benefit following the completion of an IRS examination and the settlement received from a lessee in bankruptcy proceedings from the year ago nine month results, our adjusted net income(1) would have been $100.1 million for the first nine months of 2015 compared to $119.2 million for the first nine months of 2014, or a year-to-year decrease of 16%.

In addition to the above mentioned, Textainer’s third-quarter results were adversely impacted from: decreases in per diem rental rates and utilization; lower gains on sale of containers, net; higher storage costs; and an increase in container impairments for containers designated as held for sale due to declining used container prices.

Dividend

On October 30, 2015, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.24 per share on Textainer’s issued and outstanding common shares, payable on December 4, 2015 to shareholders of record as of November 24, 2015.

“In light of the challenging market conditions we face, the board has decided to reduce our dividend from $0.47 per share to $0.24 per share. The reduced dividend establishes a level that we believe is sustainable and appropriate for the longer term,” commented Mr. Brewer.

Share Purchase Program

On October 30, 2015, the Company’s board of directors authorized the repurchase of up to $100 million of the Company’s common shares. Under the program, the Company may purchase its common shares from time to time in the open market or in privately negotiated transactions. The Company may also from time to time establish a trading plan under Rule 10b5-1 of the Securities Exchange Act of 1934 to facilitate purchases of its common shares under this authorization.

“We believe that our current share price does not properly reflect the underlying value of our assets and the growth prospects for our company. We believe containers are being valued based on new container prices and not on the cash flow expected to be generated over their lives. Purchasing shares at their current level will be meaningfully accretive to earnings per share and will add to our return on equity while allowing us to remain the least leveraged publicly traded container lessor,” added Mr. Brewer.

Outlook

“The outlook for the remainder of 2015 and early 2016 remains challenging. Improved performance requires an increase in demand, container prices and/or interest rates. We do not expect a significant increase in demand until at least Chinese New Year and possibly much later. Maturing leases that are extended will be repriced at lower rental rates. Container prices are not expected to increase in the near term and any increase in interest rates, if it does occur, is expected to be minor. We expect these factors combined will lead to lower financial results in 2016.” continued Mr. Brewer.

“It is important to keep in mind that our industry is and has always been cyclical. We have been in business for 35 years and have successfully managed through many cycles. We have the largest fleet, the least leverage and the lowest operating costs of any of our public competitors. Containers purchased at today’s prices are expected to generate attractive returns over their lives.”

“We are well positioned with the largest fleet and lowest operating costs in the industry. 85% of our fleet is subject to long-term or finance leases with an average remaining term of 40 months. As we have been a consistent buyer of containers over the years, only 8.3% of our total fleet on term leases will mature in 2016. We are well positioned to deliver above average returns both in today’s market and when conditions improve,” concluded Mr. Brewer.

Investors’ Webcast

Textainer will hold a conference call and a Webcast at 11:00 am EDT on Tuesday, November 3, 2015 to discuss Textainer’s third quarter 2015 results. An archive of the Webcast will be available one hour after the live call through November 2, 2016. For callers in the U.S. the dial-in number for the conference call is 1-888-895-5271; for callers outside the U.S. the dial-in number for the conference call is 1-847-619-6547. The participant passcode for both dial-in numbers is 40957904. To access the live Webcast or archive, please visit Textainer’s investor website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size with a total of 2.1 million containers representing 3.2 million TEU in our owned and managed fleet. We lease containers to approximately 400 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, dry freight specials, and refrigerated intermodal containers. We also lease tank containers through our relationship with Trifleet Leasing and are the primary supplier of containers to the U.S. Military. Textainer is one of the largest purchasers of new and used containers with average annual capital expenditures of $800 million to $1 billion or more. In addition to selling older containers from our lease fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of more than 84,000 containers per year for the last five years to more than 1,400 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 400 depots worldwide.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) Textainer’s expectation that the default of one of its customers will not have a material impact on its financial results in future periods because its lessee default insurance will cover much of the loss after the deductible; (ii) Textainer’s belief that additional investment in new and used containers through year-end is likely to be limited; (iii) Textainer’s expectation that future resale prices will be lower than originally expected; (iv) Textainer’s belief that its reduced dividend establishes a level that is sustainable and appropriate for the longer term; (v) Textainer’s belief that purchasing its shares at their current level will be meaningfully accretive to earnings per share and will add to its return on equity while allowing it to remain the least leveraged publicly traded container lessor; (vi) Textainer’s belief that improved performance requires an increase in demand, container prices and/or interest rates; (vii) Textainer’s expectation that there will not be a significant increase in demand until at least Chinese New Year and possibly much later; (viii) Textainer’s belief that maturing leases that are extended will be replaced at lower rental rates; (ix) Textainer’s expectation that container prices will not increase in the near term and any increase in interest rates, if it does occur, will be minor; (x) Textainer’s belief that it will have lower financial results in 2016; (xi) Textainer’s expectation that containers purchased at today’s prices will generate attractive returns over their lives; and (xii) Textainer’s belief that it is well positioned to deliver above average returns both in today’s market and when conditions improve. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic recoveries; lease rates may decrease and lessees may default, which could decrease revenue and increase storage, repositioning, collection and recovery expenses; the demand for leased containers depends on many political and economic factors and is tied to international trade and if demand were to decrease due to increased barriers to trade or political or economic factors, or for any other reason, it could reduce demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we will have significant capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information – Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 13, 2015.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Hilliard C. Terry, III

Executive Vice President and Chief Financial Officer

Phone: +1 (415) 658-8214

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three and Nine Months Ended September 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Revenues:
Lease rental income	$128,262	$130,491	$385,850	$374,780
Management fees	3,951	4,475	11,978	13,256
Trading container sales proceeds	2,280	6,088	11,332	20,641
Gains on sale of containers, net	1,092	3,471	3,741	10,808

Total revenues	135,585	144,525	412,901	419,485

Operating expenses:
Direct container expense	13,317	11,126	32,486	37,240
Cost of trading containers sold	2,599	5,911	11,207	20,465
Depreciation expense and container impairment	63,603	47,616	159,930	130,156
Amortization expense	1,168	985	3,502	2,843
General and administrative expense	7,134	6,037	21,629	19,269
Short-term incentive compensation expense	207	1,257	1,645	2,764
Long-term incentive compensation expense	1,360	1,669	4,841	4,879
Bad debt expense (recovery), net	2,619	(3,701)	5,161	(1,569)

Total operating expenses	92,007	70,900	240,401	216,047

Income from operations	43,578	73,625	172,500	203,438

Other (expense) income:
Interest expense	(18,979)	(18,484)	(57,639)	(67,358)
Interest income	27	31	90	90
Realized losses on interest rate swaps, collars and caps, net	(3,488)	(2,854)	(9,582)	(7,421)
Unrealized (losses) gains on interest rate swaps, collars and caps, net	(9,378)	4,820	(12,053)	3,959
Other, net	12	7	25	(1)

Net other expense	(31,806)	(16,480)	(79,159)	(70,731)

Income before income tax and noncontrolling interests	11,772	57,145	93,341	132,707
Income tax (expense) benefit	(1,625)	(820)	(4,260)	18,695

Net income	10,147	56,325	89,081	151,402
Less: Net income attributable to the noncontrolling interests	(256)	(2,028)	(3,624)	(4,443)

Net income attributable to Textainer Group Holdings Limited common shareholders	$9,891	$54,297	$85,457	$146,959

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.17	$0.96	$1.50	$2.59
Diluted	$0.17	$0.95	$1.50	$2.57
Weighted average shares outstanding (in thousands):
Basic	57,009	56,719	56,993	56,687
Diluted	57,083	57,120	57,127	57,085
Other comprehensive income:
Foreign currency translation adjustments	(86)	(2)	(205)	46

Comprehensive income	10,061	56,323	88,876	151,448
Comprehensive income attributable to the noncontrolling interests	(256)	(2,028)	(3,624)	(4,443)

Comprehensive income attributable to Textainer Group Holdings Limited common shareholders	$9,805	$54,295	$85,252	$147,005

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

September 30, 2015 and December 31, 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2015	2014
Assets
Current assets:
Cash and cash equivalents	$94,214	$107,067
Accounts receivable, net of allowance for doubtful accounts of $14,673 and $12,139 at 2015 and 2014, respectively	93,056	91,866
Net investment in direct financing and sales-type leases	88,123	89,003
Trading containers	5,834	6,673
Containers held for sale	41,185	25,213
Prepaid expenses and other current assets	14,113	17,593
Insurance receivable	9,068	—
Deferred taxes	2,087	2,100
Due from affiliates, net	447	—

Total current assets	348,127	339,515
Restricted cash	40,406	60,310
Containers, net of accumulated depreciation of $776,175 and $685,667 at 2015 and 2014, respectively	3,713,566	3,629,882
Net investment in direct financing and sales-type leases	263,367	280,002
Fixed assets, net of accumulated depreciation of $9,647 and $9,139 at 2015 and 2014, respectively	1,469	1,385
Intangible assets, net of accumulated amortization of $34,470 and $30,968 at 2015 and 2014, respectively	21,489	24,991
Interest rate swaps, collars and caps	12	1,568
Other assets	20,857	21,324

Total assets	$4,409,293	$4,358,977

Liabilities and Equity
Current liabilities:
Accounts payable	$7,893	$5,652
Accrued expenses	8,585	11,935
Container contracts payable	35,269	63,323
Other liabilities	298	317
Due to owners, net	11,939	11,003
Term loan	31,600	31,600
Bonds payable	59,982	59,959

Total current liabilities	155,566	183,789
Revolving credit facilities	967,263	944,790
Secured debt facilities	1,121,100	1,017,100
Term loan	414,400	444,100
Bonds payable	453,438	498,428
Interest rate swaps, collars and caps	12,716	2,219
Income tax payable	8,483	7,696
Deferred taxes	8,263	5,675
Other liabilities	2,596	2,815

Total liabilities	3,143,825	3,106,612

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 57,015,980 and 56,863,094 at 2015 and 2014, respectively	565	565
Additional paid-in capital	384,047	378,316
Accumulated other comprehensive income	(248)	(43)
Retained earnings	818,804	813,707

Total Textainer Group Holdings Limited shareholders’ equity	1,203,168	1,192,545
Noncontrolling interest	62,300	59,820

Total equity	1,265,468	1,252,365

Total liabilities and equity	$4,409,293	$4,358,977

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2015	2014
Cash flows from operating activities:
Net income	$89,081	$151,402

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense and container impairment	159,930	130,156
Bad debt expense (recovery), net	5,161	(1,569)
Unrealized losses (gains) on interest rate swaps, collars and caps, net	12,053	(3,959)
Amortization of debt issuance costs and accretion of bond discount	6,028	15,035
Amortization of intangible assets	3,502	2,843
Gains on sale of containers, net	(3,741)	(10,808)
Share-based compensation expense	5,345	5,592
Changes in operating assets and liabilities	201	(30,149)

Total adjustments	188,479	107,141

Net cash provided by operating activities	277,560	258,543

Cash flows from investing activities:
Purchase of containers and fixed assets	(447,765)	(492,162)
Proceeds from sale of containers and fixed assets	94,486	105,516
Receipt of payments on direct financing and sales-type leases, net of income earned	77,743	53,463

Net cash used in investing activities	(275,536)	(333,183)

Cash flows from financing activities:
Proceeds from revolving credit facilities	345,177	211,295
Principal payments on revolving credit facilities	(322,704)	(175,323)
Proceeds from secured debt facilities	160,000	341,500
Principal payments on secured debt facilities	(56,000)	(34,500)
Proceeds from term loan	—	500,000
Principal payments on term loan	(29,700)	(13,400)
Principal payments on bonds payable	(45,173)	(728,859)
Decrease in restricted cash	19,904	20,023
Debt issuance costs	(5,058)	(7,922)
Issuance of common shares upon exercise of share options	292	2,405
Excess tax benefit from share-based compensation awards	94	1,375
Capital contributions from noncontrolling interest	1,850	4,623
Dividends paid to Textainer Group Holdings Limited shareholders	(80,360)	(79,924)
Dividends paid to noncontrolling interest	(2,994)	—

Net cash (used in) provided by financing activities	(14,672)	41,293

Effect of exchange rate changes	(205)	46

Net decrease in cash and cash equivalents	(12,853)	(33,301)
Cash and cash equivalents, beginning of the year	107,067	120,223

Cash and cash equivalents, end of period	$94,214	$86,922

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three and nine months ended September 30, 2015 and 2014

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (d) below and defined as “Non-GAAP Measures”) for the three and nine months ended September 30, 2015 and 2014, including:

(a)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and expense, realized and unrealized (gains) losses on interest rate swaps, collars and caps, net, income tax expense (benefit), net income attributable to the noncontrolling interests (“NCI”), depreciation expense and container impairment, amortization expense and the related impact of reconciling items on net income attributable to the NCI);

(b)	net cash provided by operating activities to Adjusted EBITDA;

(c)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted net income (defined as net income attributable to Textainer Group Holdings Limited common shareholders before the write-off of unamortized debt issuance costs, unrealized (gains) losses on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and net income attributable to the NCI); and

(d)	net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net income per diluted common share (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before the write-off of unamortized debt issuance costs, unrealized (gains) losses on interest rate swaps, collars and caps, net, the related impact of reconciling items on income tax expense and net income attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net income may be a useful performance measure because Textainer intends to hold its interest rate swaps, collars and caps until maturity and over the life of an interest rate swap, collar or cap the unrealized (gains) losses will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating our operating performance because unrealized (gains) losses on interest rate swaps, collars and caps, net is a noncash, non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•	Although depreciation expense and container impairment is a noncash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted net income:
Net income attributable to Textainer Group Holdings Limited common shareholders	$9,891	$54,297	$85,457	$146,959
Adjustments:
Write-off of unamortized debt issuance costs	—	390	458	6,814
Unrealized (gains) losses on interest rate swaps, collars and caps, net	9,378	(4,820)	12,053	(3,959)
Impact of reconciling items on income tax expense	(485)	74	(593)	(75)
Impact of reconciling item on net income attributable to the noncontrolling interests	(1,105)	231	(1,423)	(196)

Adjusted net income	$17,679	$50,172	$95,952	$149,543

Reconciliation of adjusted net income per diluted common share:
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.17	$0.95	$1.50	$2.57
Adjustments:
Write-off of unamortized debt issuance costs	—	0.01	0.01	0.12
Unrealized (gains) losses on interest rate swaps, collars and caps, net	0.17	(0.08)	0.20	(0.07)
Impact of reconciling items on income tax expense	(0.01)	—	(0.01)	—
Impact of reconciling item on net income attributable to the noncontrolling interests	(0.02)	—	(0.02)	—

Adjusted net income per diluted common share	$0.31	$0.88	$1.68	$2.62

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$9,891	$54,297	$85,457	$146,959
Adjustments:
Interest income	(27)	(31)	(90)	(90)
Interest expense	18,979	18,484	57,639	67,358
Realized losses on interest rate swaps, collars and caps, net	3,488	2,854	9,582	7,421
Unrealized (gains) losses on interest rate swaps, collars and caps, net	9,378	(4,820)	12,053	(3,959)
Income tax expense (benefit)	1,625	820	4,260	(18,695)
Net income attributable to the noncontrolling interests	256	2,028	3,624	4,443
Depreciation expense and container impairment	63,603	47,616	159,930	130,156
Amortization expense	1,168	985	3,502	2,843
Impact of reconciling items on net income attributable to the noncontrolling interests	(4,240)	(2,281)	(9,990)	(7,354)

Adjusted EBITDA	$104,121	$119,952	$325,967	$329,082

Net cash provided by operating activities			$277,560	$258,543
Adjustments:
Bad debt expense, net			(5,161)	1,569
Amortization of debt issuance costs and accretion of bond discount			(6,028)	(15,035)
Gains on sale of containers, net			3,741	10,808
Share-based compensation expense			(5,345)	(5,592)
Interest income			(90)	(90)
Interest expense			57,639	67,358
Realized losses on interest rate swaps, collars and caps, net			9,582	7,421
Income tax expense (benefit)			4,260	(18,695)
Changes in operating assets and liabilities			(201)	30,149
Impact of reconciling items on net income attributable to the noncontrolling interests			(9,990)	(7,354)

Adjusted EBITDA			$325,967	$329,082